INVEST IN **POWUR**

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Accelerating the adoption of sustainable energy

PITCH VIDEO   INVESTOR PANEL


powur
The New Global Mode
Sustainable Essential Services
2021

powur.com   Del Mar CA

Software   Technology   Infrastructure   Social Impact   Saas

LEAD INVESTOR

Eric Goldstein Independent Energy Consultant

I am investing in Powur because I believe in the vision Powur and the management team to accelerate the adoption of sustainable energy worldwide. I am fully aligned with their mission of becoming the largest clean energy platform on planet earth. In knowing the team driving the ship at Powur, I believe they've assembled the right people to take on this journey. In knowing what Powur has already accomplished I'm confident that they will fulfill their mission!

Invested $10,000 this round

Learn about Lead Investors

OVERVIEW   UPDATES 3   WHAT PEOPLE SAY 387   ASK A QUESTION 73

Highlights

1. First 100% virtual, residential solar company in the cloud.
2. 1,000% Y-O-Y Revenue Growth in 2020.
3. $96M in Revenue in 2020.
4. 2021 forecast is $196 million in revenue (not guaranteed).
5. Over 4,600 active independent solar sales consultants.
6. 120+ solar installers using our platform servicing 14 states.
7. Our Revenue-to-capital investment ratio is 54x.
8. Our revenue per employee was $1.07 million in 2020

Our Team



Jonathan Budd Founder & Chief Executive Officer

Jonathan is committed to "creating a world that works for all life" and to leaving a better world than we found for future generations. He fulfills this mission in his daily life and through the leadership of several game-changing organizations.



Bobby Smith VP of Sales

Bobby is a recognized leader in building sales organizations & leadership development worldwide with a track record of success as an international leader in the direct sales industry & VP of a national nonprofit cancer foundation for over a decade.



Jim Bunch VP of Culture & Training

Jim and his team are responsible for building a "powurful" mission-driven culture for key stakeholders: employees, solar consultants, installers, and homeowners.



Dean Rosenberg Chief Operating Officer

Dean has been creating and growing companies for 30 years, with a focus on using technology to disrupt and innovate. He is responsible for managing the operations infrastructure that will scale Powur into a global sustainable solutions brand.

Powur into a global sustainable solutions brand.



Nick Phillips President - Corporate Operations

Nick is an angel investor and technology executive with experience in the renewables, consumer electronics, and medical device industries in the public and private domains. He is passionate about building great companies.



Paul Walker Chief Technology Officer

Paul founded EyeCue with his partner Rick with an understanding of how great software platforms should be developed. EyeCue is now a team of about 25 employees that create beautiful software.



Michael Lindmark Chief Financial Officer

Leading the expansion of the company's finance and accounting infrastructure, building the high-performing team and comprehensive systems and processes necessary to support the massive growth Powur has and will continue to experience.



Rick Hou Chief UI/UX

Key technology architect/executive in a wide array of projects including enterprise-level applications, social networks, games, and SaaS e-commerce platform. Additional experiences include iOS and Android mobile application design and development.



Richard Hoskins Chairman, Board of Directors

Rick has been a private equity investor for 30 years. He has personally invested in several solar companies and served on the boards of Skyfuel Inc., YouSolar Inc., and Powur PBC.



Matt Gordon Director of Systems Administration

Matt has been working in the solar industry for the last eight years in sales and operations. He has spent his career improving the performance and work experience of solar workers in both sales and project management.



Akira Chan Director of Media

Akira is an award-winning documentary filmmaker, with over 7 years of video and film work focused on social, environmental, and transformational stories. He has worked on brand campaigns and docuseries with Fortune 500 companies.



Noah Baieve Information Technology Director

Noah has built high-performing IT teams for companies from small start-ups through large global corporations. He is responsible for the technical systems and processes behind Powur.



Kevin Smoker Director of Customer Experience

Kevin is responsible for creating and implementing a world-class customer experience. He works to assure every Powur customer is treated like friends and family and our support systems are engineered to do the same.



Fred Walkover Sr. Director of Installer Services

Field service executive focused on scaling installation and service network partners & support teams to deliver superior performance and customer delight across multiple industries to include Solar, Telecommunications, and Consumer Repair Services.



Beth Robinson Director of Administration and Customer Support

Beth is responsible for managing Powur's administrative operations and our world-class customer support experience.



Paul Kitchen Director of Software Development

With over 20 years of technical experience, Paul has architected and developed core systems for several start-ups, fortune 500 companies, as well as government agencies in a number of different industries.



Raichail McDonald Director of Operations & Sales Personnel

Raichail oversees Powur operations and sales personnel. Raichail comes from years of experience in the solar industry and is here to ensure the success of all sales consultants, operations staff, and sales support staff.



Travis Monson Sr. Director of Operations

Travis leads our operations team. He is a solar operation professional with an entrepreneurial mindset. He has run operations all over the US and Puerto Rico. Before coming to Powur, he built one of the nation's largest EPCs in just under five years.



Maria DeGuzman Director of Human Resources

Maria guides the Human Resources operations of the company helping ensure legal compliance and implementation of the organizations mission and talent strategy.

Matthew Britt Business Development Manager



Matthew Britt Business Development Manager

Matthew leads business development at Powur. He excels at networking, building relationships, creating strong partnerships, and helping our installation partners truly buy into the Powur Mission and Vision.



Leonardo Arias Marketing Manager

Leo is responsible for managing the marketing initiatives that serve our solar consultants and homeowners.

Welcome to Powur's Reg CF investor page

This offering page is for investments from $250 to $24,999.

Investments of $25,000 or more will be handled through a Reg D.

Here is our daily update on the combined capital raised in both offerings as of 2 PM PST on 7/30/2021.

- Reg D: $4,150,220 (**Warrant threshold has been reached**)
- Reg CF: $3,184,518
- **Combined: $7,334,738**

OUR ORIGIN STORY

Everything began in the heart of the Amazon rainforest...



THE POWUR ORIGIN STORY
04:16

WHY ARE WE RAISING MONEY?

We debated a lot whether we should do another crowdfunding round given the business is currently holding over $18M in cash and is a pretty late stage for Reg CF. Ultimately decided we wanted to create a small opening for ownership within our network for 2 reasons.

1) We intend to file for an IPO within the next 24-36 months (not guaranteed).

We want to give our most important stakeholders one more chance to own a piece of Powur and share in the upside of this valuable business we are building together. We believe the more invested our most important stakeholders are in the long-term outcome of Powur, the stronger our business will be.

2) We've got several investments we want to make in our technology platform that are longer-term in nature.

We see opportunities to differentiate from our competitors and add enormous value to the solar fulfillment process utilizing AI and machine learning and think it's a better strategy to de-risk the investments by not using current working capital.

THE OPPORTUNITY

The opportunity for this company is not just to be an innovative model for how customers are acquired for sustainable energy. Although that's a hugely valuable company, that's not even close to the real potential of our organization.

What we're really building is a new global model for a clean energy utility, and a clean energy utility is not just going to supply electricity in the future.

Powur's future potential is to provide sustainable essential services at breakthrough costs. It's going to be energy, storage, transportation, food, water, materials, and housing. That is because society is morphing out of its extraction-based economic and resource model, where we extract from the world around us to provide for our needs.

We believe society is moving towards a technological creation-based model. We're not going to need to extract energy anymore, we're going to create energy. We're not going to need to extract water, we're gonna create water. We don't need to extract from the environment to create livestock for meat, we're going to grow meat with precision fermentation, etc. So, this is the big technological shift happening on the planet right now that is an opportunity for many essential service sectors.

The idea is that Powur can become the organization that supplies people with the technologies they need to create the resources they require to sustain life at breakthrough costs.

Energy is just the first one, but as you look over the coming decades at disruptive technologies like precision fermentation and 3D printing, and many more things that are coming, we think we're gonna have an opportunity to provide those technologies to our customers and scale this model internationally. That's the vision we have.

THE POWUR VISION


THE POWUR 2040 VISION
By 2040, we intend Powur to be a $100B+ decentralized clean energy utility, operating internationally, providing society with essential services at breakthrough costs.

Forward-looking projections cannot be guaranteed.

OUR MISSION


OUR MISSION
Become the largest platform for clean energy products by building the largest clean energy sales force in the world.

WHAT IS POWUR?

At the core of everything is our platform. We are the hub of the residential solar ecosystem, and we have three stakeholders.

We have consultants, this is our 1099 salesforce army. We are the best in the world at creating, training, and developing this army. Our consultants then acquire customers and we recruit installers or a third-party labor network to fulfill these customers utilizing our proprietary software platform.

Meet our Consultants




05:10

Meet our Customers (Homeowners)


04:34

This is the flowchart of how money moves and how the relationships function across our platform:


WHAT IS POWUR?
The **first virtual solar company** with a cloud-based platform for 1099 sales consultants.
Customers
Acquires Customers
Serves Customers
Owns & Manages Customers
Installation Revenue
Sales Commissions
Acquires Consultants
SAAS Revenue
Acquires Installers
Installation Revenue
Consultants
Installers
powur

There's no other company that's come close to digitizing electricity the way we have. We are a 100% virtual solar company. We install thousands of mini power plants on customers' homes every year, and we don't have a single truck, a single office, or a single warehouse. We operate the entire company in the cloud already, and we're the only solar company in the world that does that.

Imagine a truly in-the-cloud utility, which is where we're going.

OUR PHENOMENAL GROWTH

Our revenue is exploding, we grew revenue by 1,100% in 2020.


RESULTS: REVENUE
Revenue ($)
$100,000,000
$50,000,000
$25,000,000
$0
$2,309,193
$8,387,770
$100,931,740
$206,292,371
2018
2019
2020
2021(F)
Year
Revenue
Forecasted

Forward-looking projections cannot be guaranteed.

We introduced the latest version of our business model in Q2 of 2019 and instantly started seeing revenue double quarter over quarter. So, in 2019, we generated $8,387,000 of revenue. In 2020, we did $100,931,000 in revenue. And so far 2021 is pacing to $206 million in revenue.

We have become the fastest-growing residential solar company in the world.

OUR CASH GROWTH HAS EXPLODED

This is because we have built the most asset-light virtual solar business model in the world.


RESULTS: CASH GROWTH
$25,000,000
$ 20,000,000
$ 15,000,000
$ 10,000,000
$ 5,000,000
$ -
Cash ($)
$ 488,949
$ 2,067,911
$ 18,556,036
2018
2019
2020
2021
Year
Cash
Forecasted

Forward-looking projections cannot be guaranteed.

We have created a company that is printing cash in the energy business as it grows and has required zero investment dollars.

We could not ask for a better fundamental business model, quite frankly, than the one that we've built, and we expect cash to end the year at 25 million without any proceeds from this raise.

At present, we are not optimizing for cash or profit; we're optimizing for growth. This means investing as much as we can into building all sorts of new departments, expanding our technology teams, our training teams, our maintenance teams, our operations teams, our finance teams, our customer service teams, our marketing teams, and our compliance teams.

We're focused on growth because we believe that the opportunity is to be a billion-dollar company within the next 24 to 36 months while continuing to generate substantial cash.

ACTIVE REP GROWTH HAS JUST CONTINUED TO GROW DESPITE MANY CHALLENGES


RESULTS: ACTIVE REP GROWTH
Reps (#)
4000
3000
2000
1000
0
530
773
1280
1844
2633
3521
3775
4631
45.8%
65.6%
44.1%
42.8%
33.7%
7.2%
22.7%
Q2-2019
Q3-2019
Q4-2019
Q1-2020
Q2-2020
Q3-2020
Q4-2020
April 2021
Active
Active Q/Q Grth

We faced massive hurdles that we had to overcome to mature the operational side of our business and make it as good as our front-end sales engine and technology. That is our major focus for 2021.

Despite the challenges of extremely fast growth, organic consultant growth is continuing to climb.

THE RESULTS IN PRODUCTIVITY PER DOLLAR INVESTED


RESULTS: PRODUCTIVITY PER DOLLAR INVESTED

In 2021 Powur's annual revenue is forecasted to top **$200M**, with approximately **$3.5M** in equity capital raised, and no debt. That's a revenue-to-capital ratio of **57x**.

Powur	2021 (Forecast)	$3.5M	57x

The ratio of our competitors when they hit the **$200M** annual revenue mark:

COMPANIES	YEAR	CAPITAL RAISED	R-T-C RATIO
Sunrun	2014	$235M	.85x
Solar City	2013	$338M	.75x
Sunpower	2006	$146M	1.6x
Sunnova	2020	$2.4 BILLION	.07x

Forward-looking projections cannot be guaranteed.

One of the things we're most proud of about our business is that we do more with less than any of our publicly traded competitors.

Compare how much money it took our peers to reach the same milestone we've reached.

Money raised to break 200 million in revenue:

- Sunrun raised $235 million by the time they hit 200 million in revenue.
- Solar City raised $338 million by the time they hit 200 million in revenue.
- SunPower raised 146 million by the time they hit 200 million in revenue.
- Sunnova has not even hit 200 million in revenue, and they've raised over 2.4 billion to date.

So, at our current revenue run rate, having raised only 3.5 million in equity capital, that gives us a revenue-to-capital ratio of 57x.

It's not even in the same ballpark as our competition.

We flat out do more with less, and that's who our management team is.

We are just some of the most efficient entrepreneurs and most cost-effective entrepreneurs to ever exist and enter the solar industry, and that is clear through our results.

OUR REVENUE PER EMPLOYEE METRIC IS EVEN MORE EFFICIENT

RESULTS: REVENUE PER EMPLOYEE

COMPANIES	2020 REVENUE	# EMPLOYEES	REVENUE/EMPLOYEE
Powur	$101M	90	$1.12M
Sunrun	$922M	8,500	$108K
Vivint	$341M	2,322	$147K
Sunpower	$1,100M	8,400	$131K
Sunnova	$172M	394	$437K

Once again, compared to all of our competitors, we did a revenue per employee of $1.12 million in 2020; which is just a multiple better than any of our other competitors and we're now raising money to invest in AI and machine learning to keep making our platform more efficient and see our costs relative to competitors plummet.

WE ARE JUST GETTING STARTED...


WE ARE JUST
GETTING STARTED...
U.S. solar industry will
install more than 324
GW of capacity over the
U.S. Solar PV Installations and Forecast, 2010-2030E
Capacity (GWdc)
60
50
40
30
20


next 10 years, **quadrupling** the current amount of solar capacity installed.
Residential
Non-residential
Utility

Bottom line, Powur 's results are frankly superior in a lot of ways. Yet, we have a tremendous amount we still need to work on in our business. We've got to get the operation side of our business as good as our model in the front end of our business, and that's really where we're focused right now.

And as we unlock that operational throughput, and core competency in fulfilling these projects, we believe that the model is poised for exponential growth for all the reasons above.

And certainly, the industry is just getting started. The forecast for solar energy could not be better.

There are decades of exponential growth in front of us. The industry will be quadrupling just over the 2020s alone.

The solar industry is going to install four times more than all the solar that's been installed to date, in the next nine years; which is just phenomenal growth.

THE MARKET


THE MARKET
By **2031**, to achieve current administration's clean energy goals the U.S. must install more solar annually then has been installed cumulatively through 2020.
Annual installs will need to grow from 20 GW in 2020, to over 80 GW by 2030.

Forward-looking projections cannot be guaranteed.

The market is forecasted to be in the US 13% adoption by 2030. We're at 3% adoption today. That still leaves the decade after that to be mainstream America going solar. You could see 40-50% of homes adopt solar.

We're talking about one of the biggest market opportunities in energy in our lifetime, and Powur is perfectly positioned to own a piece of all residential solar and all of this market adoption. We are confident that we can be a huge company.

OUR PRODUCTS


powur
TODAY
• Photovoltaic Solar
• Storage
• SAAS Platform
TOMORROW
• EV's & EV Charging Systems
• Home Electrification
• Essential Services (food, water, housing, mobility)
ENERGY STORAGE
SMART APPLIANCES
SOLAR PANELS
ELECTRIC VEHICLE
ENERGY EFFICIENT CONTROLLERS
LED LIGHT BULBS
TURF PRODUCT

We sell residential solar, we sell energy storage, and we have a SaaS platform where all of our users pay us monthly to be on our platform.

In the future, we want to sell EVs and EV charging systems. We know that the opportunity to partner with EV manufacturers is tremendous, and we want to go head to head with Tesla and achieve the valuation of an EV sales company and residential solar company. We think that opportunities are ripe.

Also, home electrification (all of the electrification of the appliances at home) essential services, food, water, housing, and mobility.

We see a path into all of these markets building the largest sales force to sell these products in a platform that is the ecosystem, with our labor network wanting to earn additional revenue by getting certified and trained to install all of our products. Partnerships with manufacturers, just like we have today, and sales and fulfillment being done through our 1099 network and platform.

OUR COMPETITORS


COMPETITION
LARGEST DIRECT COMPETITORS
TESLA
sunrun
vivint.
sunnova
TITAN
freedom
VS
powur
POWUR ADVANTAGES
SAAS recurring revenue model
Fixed customer acquisition costs
Low fixed operational costs
Flywheel business model
100% virtual company
1099 sales consultant workforce

Tesla, Sunrun, Vivint, some less known nonpublic entities... Titan Solar, Freedom Forever, there's a lot of competitors out there competing for this space, but what we do better than everyone else is clear.

Powur Advantages:

- We're the only company that has a SaaS recurring revenue model where our users pay us to be on our platform.
- We have a fixed customer acquisition cost model; we make money on every single deal we sell.
- We have the lowest fixed operational cost of any of our competitors.
- We do not employ a single truck, a single office, a single warehouse. We can install just as much volume with 1/10 the headcount.
- We have a flywheel business model.
- We're 100% virtual, operating in the cloud.

We have serious competitive advantages that we've figured out that none of our competitors have.

OUR FINANCIAL PROJECTIONS


FINANCIAL PROJECTIONS | 2021 - 2024 Forecast

	2021	2022	2023	2024
Solar Revenue	$202,855,508	$320,005,500	$413,322,000	$524,886,800
Sales Rep Revenue	3,485,219	5,647,646	7,861,932	10,837,328
Other Revenue	557,144	5,361,444	6,355,612	7,554,480
Total Revenue	206,897,871	331,014,590	427,539,544	543,278,608
Total Gross Profit	72,532,708	126,331,750	169,621,825	223,375,566
Gross Margin %	35%	38%	40%	41%
Commissions	57,106,474	99,707,316	135,509,038	178,851,914
Operating Expenses	15,586,692	19,548,450	23,269,539	27,956,666
Other Income	797,252	1,257,669	1,624,417	2,062,883
Operating Income	636,795	8,333,654	12,467,665	18,629,869
	0.3%	2.5%	2.9%	3.4%
Tax Expense	(133,727)	(1,750,067)	(2,618,210)	(3,912,273)
Net Income after Tax	503,068	6,583,587	9,849,456	14,717,597

Forward-looking projections cannot be guaranteed.

Our financial projections are massive. We hopee revenue is going to grow 100% year over year again, and we just see massive sustained growth. 50 to 100% year over year growth for the next few years, provided we can really nail the operational model and deliver a very quality experience.

WHY INVEST NOW?


WHY INVEST NOW
We expect this to be the last time to own Powur stock before we intend to file for an Initial Public Offering.
COMPANIES
REVENUE
VALUATION / MARKET CAP
VALUATION / MULTIPLE
Powur*
$207M*
$225M
1.1x

Sunrun	$922M	$9.1B	9.9x
Vivint	$341M	$3.2B	9.4x
Sunpower	$1.1B	$4B	3.6x
Sunnova	$172M	$3.3B	19.2x

*current forecasted revenue for 2021

If you look again at what all of our publicly traded competitors are currently trading at, it's anywhere from a 4x to 19x multiple over revenue.

Powur right now is pricing at 1.1x over 2021 forecasted revenue.

With a valuation of 225 million, and revenue pacing 206 million this year, we are pricing very competitive relative to other residential solar companies in the marketplace, which we think makes for a really exciting investment opportunity.

THE ROAD TO IPO


ROAD TO IPO
Target IPO valuation: $2B
(5x revenue multiplier on $400M in annual revenue, goal within next 24 months)
Target ROI at IPO: 8-10x return on investment
Target ROI by 2030: 100-150x return

Forward-looking projections cannot be guaranteed.

Over the next 24 months, we'd like to achieve a revenue of 400 million in annual sales, and we're looking to IPO somewhere in the 4 to 5x, revenue multiplier ballpark. Which again, is under where most of our competitors are at.

If we can achieve this, our target IPO valuation is somewhere around 2 billion.

It depends on our capability to achieve this... of course, we're not making any claims whatsoever, these are all projections and forecasts, and not guarantees.

But again, if we can achieve our projections and take the company public at a 2 billion valuation, the target ROI for your investment today is somewhere in the eight to 10x return on investment.

We firmly believe that, by the end of 2030, there will be many companies in the clean energy space valued at $100 billion. Certainly 20, 50, 100 billion-plus.

The above projections cannot be guaranteed.

So, our goal ROI by the end of 2030 is definitely to be a publicly traded company in the 20 to $50 billion valuation range (not guaranteed).

We invite investors who want to be in with us for the long haul of this vision, who value the 20-year vision for the company, and who want to be a part of the ride to build an international decentralized clean energy utility.

That is fundamentally what we're building on Powur, so we invite you to join us and become an investor, become an owner and shareholder, and let's go create the sustainable energy infrastructure that we know the future depends on.

Thank you.

Powur is creating and leaving a better world for future generations

Inc.5000 Nº 938 2020 AMERICA'S FASTEST-GROWING PRIVATE COS

Certified B Corporation

BBB ACCREDITED BUSINESS

As an Inc. 5000 company, we are constantly investing in improving our business and platform, in service to you and the planet.

Powur meets the highest standards of verified social and environmental and public transparency, to balance profit and purpose.

As a BBB Accredited Business, Powur is committed to making a good faith effort to resolve any consumer complaints.